

Mail Stop 3561

November 28, 2017

<u>Via E-mail</u>
Augustus C. Griffin
Chief Executive Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, KS 66002

      Re: MGP Ingredients, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 8, 2017
             File No. 000-17196

Dear Mr. Griffin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Brigitte Lippmann (for)

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel, and Mining

cc: T.J. Lynn
        General Counsel